Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere and incorporated by reference in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.

Throughout this report, unless the context indicates otherwise, references to “we,” “us,” “our,” “Huachen Cayman,” “our Company,” and the “Company” are to Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company, and when describing Huachen Cayman’s consolidated financial information for the six months ended June 30, 2025 and 2024, also include Huachen Cayman’s subsidiaries. References to “PRC subsidiaries” are to Huachen Cayman’s subsidiaries established under the laws of the PRC. References to “Operating Subsidiaries” are to Zhejiang Hua Chen Tech, Shanghai TD Manufacturing, Shanghai TD Parking, Shanghai TD Parking, Shanghai Yufeng, Shanghai TP Parking, and Shanghai TD Installation.

●	Huachen HK refers to Hua Chen Intelligent Technology Co. Limited, an entity incorporated under the laws and regulations in Hong Kong and a wholly-owned subsidiary of Huachen Cayman.

●	“Hua Chen WFOE” refers to Huachen AI Technology (Zhejiang) Co., Ltd. (华谌人工智能科技（浙江）有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Hua Chen Intelligent Technology Co. Limited.

●	“Ordinary Shares” refers to ordinary shares of Huachen Cayman with par value $0.00000125 per share.

●	“RMB” refers to Renminbi, or the legal currency of the PRC.

●	“Shanghai TD Manufacturing” refers to Shanghai Tiandidaochuan Parking Equipment Manufacturing Co., Ltd. (上海天地岛川停车设备制造有限公司), a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Zhejiang Huachen Technology Co., Ltd (浙江华谌科技有限公司).

●	“Shanghai TD Parking” refers to Shanghai Tiandiricheng Parking Lots Management Co., Ltd. (上海天地日成停车场管理有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

●	“Shanghai Yufeng” refers to Shanghai Yufeng Information Technology Co., Ltd. (上海舆丰信息科技有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

●	“Shanghai TP Parking” refers to Shanghai Tiandi Puji Parking Management Co., Ltd. (上海天地浦机停车场管理有限公司), a limited liability company organized under the laws of the PRC and a wholly -owned subsidiary of Shanghai TD Parking.

●	“Shanghai TD Installation” refers to Shanghai Tiandidaochuan Parking Equipment Installation Co., Ltd. (上海天地岛川停车设备安装有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Parking.

●	“Zhejiang Xinfeng” refers to Zhejiang Xinfeng Trade Co., Ltd. (浙江馨丰贸易有限公司), a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Zhejiang Huachen Technology Co., Ltd (浙江华谌科技有限公司).

●	“U.S. dollars,” “$,” and “USD” refer to the legal currency of the United States.

●	“WFOE” refers to a wholly foreign-owned enterprise.

●	“Zhejiang Hua Chen Tech” refers to Zhejiang Huachen Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a majority-owned subsidiary of Hua Chen WFOE.

●	“Zhejiang TD Parking” refers to Zhejiang Tiandidaochuan Parking Equipment Co., Ltd. (浙江天地岛川停车设备有限公司), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Shanghai TD Manufacturing.

Overview

We are a comprehensive smart parking solutions and equipment structural parts provider and conduct all our operations through our Operating Subsidiaries in China. The Operating Subsidiaries provide customized parking solutions to optimize efficiency in limited parking spaces, covering smart cubic parking garage design, cubic parking equipment manufacturing, sales, installation, and maintenance. To cater the customers’ different parking needs, the Operating Subsidiaries manufacture and offer various cubic parking garage products by employing various working principles, such as lifting and shifting, convenient lifting, vertical circulation, vertical lifting, plane moving, alley stacking, multi-layer cycle, horizontal cycle, and car lift. Additionally, we also offer design, repair and maintenance services to ensure the continued functionality of our parking solutions. Customers for comprehensive parking solutions are government departments, hospitals, property management companies, real estate companies, institutions, residential communities, and other businesses with parking lots or garages. With the production qualification and market presence, the Operating Subsidiaries’ smart parking system addresses parking challenges in urban areas in China experiencing rapid development.

The Operating Subsidiaries also offer equipment structural parts, including (i) product structural parts, (ii) garage structural parts, (iii) materials such as customized steel and load-bearing steel plates for cubic parking equipment, and (iv) railroad accessories. Customers of equipment structural parts, including are industrial manufacturing companies, such as producers of mining haulers, industrial conveyors, railroad tracks, and other products.

Our revenues were $8.15 million and $29.91 million for the six months ended June 30, 2025 and 2024, respectively. We, through our Operating Subsidiaries, incurred net income of $1.15 million and $2.50 million for the six months ended June 30, 2025 and 2024, respectively. The net income decreased by $1.25 million was primarily affected by a decrease in revenues as a result of the slow-down of the equipment structural parts business and an increase in general and administrative expenses. To protect overall profitability, the Company has had to accept fewer orders in this segment. Moreover, it is actively considering exiting the business entirely in favor of transitioning to new-energy operations.

We plan to keep the growth of our cubic parking garage business and maintenance services business. Meanwhile, we are gradually phasing out our equipment structural parts business and entering the new energy charging field.

Recent Developments

Share Capital Restructure

On May 20, 2025, as approved at the annual meeting of shareholders, the Company increases its authorized share capital from $250 divided into 200,000,000 ordinary shares of a par value of $0.00000125 each to $500 divided into 400,000,000 ordinary shares, by the creation of 200,000,000 new ordinary shares; re-designated all of the issued and outstanding ordinary shares s into class A ordinary shares of a par value of $0.00000125 each, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (“Class A Ordinary Shares”) on a one-for-one basis, re-designated 50,000,000 of the authorized but unissued Ordinary Shares into class B ordinary shares of a par value of $0.00000125 each, each having thirty (30) votes per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (“Class B Ordinary Shares”) on a one-for-one basis; re-designated all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one-for-one basis; and repurchased 16,000,000 ordinary shares (re-designated as 16,000,000 Class A Ordinary Shares) held by a certain shareholder and issued 16,000,000 Class B Ordinary Shares to the same shareholder..

Cooperative Agreement

On June 30, 2025, the Company announce the entry into a non-binding cooperative agreement with Hangzhou Qianhui Electric Technology Co., Ltd, a company that is involved in the two-wheeled e-charging business.

The objective of this cooperative relationship is to firstly acquire, develop, build and operate two-wheeled e-charging stations, with the goal of eventually fostering a larger-scale operation of two-wheeled e-charging stations. This initiative is designed to address the increasing demand for convenient and efficient charging solutions for electric two-wheelers, thereby contributing to the advancement of the urban transportation systems.

Nasdaq Minimum Bid Price Non-compliance

On August 4, 2025, the Company received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its Class A Ordinary Shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Ordinary Shares, and the Ordinary Shares will continue to trade uninterrupted under the symbol “HCAI.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until February 2, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by February 2, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide notice that the Ordinary Shares will be subject to delisting. The Company would have the right to appeal a determination to delist its Ordinary Shares to a hearings panel.

A. Operating Results.

Factors Affecting Our Results of Operations

The growth and future success of the business depends on many factors. While each of these factors presents significant opportunities for the business, they also present challenges. We must meet these challenges to sustain our growth and improve our operating results.

Ability to develop new products to meet the increasing needs of existing customers

The smart cubic parking systems developed by the Operating Subsidiaries encompass a variety of tower type, storage type, lifting and transverse movement type, simple lifting type, roadway stacking type, multi-layer circulation type. The Company’s smart cubic parking systems address the growing challenge of parking scarcity in urban area. As cities continue to expand rapidly, the demand for smarter and more space-efficient parking solutions is intensifying. To meet this demand, the Operating Subsidiaries are continuously developing technologies that enhance parking management and optimization. Leveraging 5G+, the Operating Subsidiaries aim to improve the accuracy of fault prediction and monitoring systems while streamlining unattended remote management operations. The ability to pioneer new parking solutions will have a substantial impact on the operational performance.

Ability to develop new customers

The current smart parking solutions of the Operating Subsidiaries are primarily utilized in residential communities, office buildings, and certain social public parking lots. The business operations are predominantly concentrated in East and Central China, encompassing cities like Shanghai, Wuhan, and Zhengzhou. To propel business growth, the Operating Subsidiaries must strategically expand the product applications into new domains, including hospitals, schools, and government procurement initiatives. Additionally, the Operating Subsidiaries aim to broaden the BOT (Build, Operate, Transfer) mode and introduce smart parking solutions such as plane mobility and vertical lifting systems. Aligning ourselves with new region development in the central provinces will further enhance the market presence.

Ability to attract top technical talents

The products rely on advanced technology, demanding collaboration among IT, electrical, and mechanical modules. This intricate interplay necessitates a highly skilled workforce comprising talents in these fields. The Operating Subsidiaries have a distinguished team of technical quality control and R&D technical personnel, having obtained 26 utility models and 39 software copyrights. These advanced technologies make the products very competitive. Retaining the existing elite team and attracting more outstanding talents has become paramount to the success of the Operating Subsidiaries. The ability to attract talent has also become a critical factor affecting our company’s operating results.

Ability to control costs and expenses

The production costs, including raw materials, direct labor and related production expenses, have a direct impact on our profitability. The raw materials used to produce the products are susceptible to price fluctuations and inflationary pressures. The success of the Operating Subsidiaries depends in part on the ability to mitigate the risk of these cost increases in a variety of ways while maintaining and improving margins and market share. In addition, the research and development expenses, including salary and benefits expenses, also have a direct impact on the profitability. The ability to improve employee productivity impacts our profitability. If the Operating Subsidiaries incur higher-than-anticipated costs in compensating suppliers and employees, the profits may be adversely affected. If the Operating Subsidiaries fail to take steps to control costs and improve the efficiency of the operations over time, the profitability will be negatively impacted.

Key Components of Results of Operations

We review the following indicators to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The following table summarizes the key performance indicators that we use to evaluate our business for the six months ended June 30, 2025 and 2024.

	For the Six Months Ended
	June 30,			%
	2025	2024	Change	Change
REVENUE	8,145,257	29,913,040	(21,767,783)	(73)%

COST OF REVENUE	5,576,746	26,094,827	(20,518,081)	(79)%

GROSS PROFIT	2,568,511	3,818,213	(1,249,702)	(33)%

OPERATING EXPENSES	1,292,220	1,201,938	90,282	8%

GROSS PROFIT MARGIN	32%	13%	19%	147%

Revenues

Our revenues consist of equipment structural parts, cubic parking garage, and maintenance services revenues, trading gains, interest income, and others. The following table sets forth the breakdown of total revenues by category of activity for the six months ended June 30, 2025, and 2024.

	For the Six Months Ended June 30,
	2025		2024
	US$	%	US$	%
Revenues:
Equipment structural parts	1,840,487	22.60	26,584,812	88.87
Cubic parking garage	6,240,539	76.62	3,136,189	10.48
Maintenance services	60,748	0.75	180,149	0.60
Others	3,483	0.04	11,890	0.04
Total revenues	8,145,257	100.00	29,913,040	100.00

Revenue decreased by approximately $21.77 million, or 72.8%, from approximately $29.91 million for the six months ended June 30, 2024, to approximately $8.15 million for the six months ended June 30, 2025, primarily attributable to (i) Revenues from equipment structural parts decreased by $24.74 million, or 93.1%, from $26.58 million for the six months ended June 30, 2024 to $1.84 million for the six months ended June 30, 2025, which due to competitive pressure in the equipment structural parts market. To protect overall profitability, the Company has had to accept fewer orders in this segment. Moreover, it is actively considering exiting the business entirely in favor of transitioning to new-energy operations. (ii) Revenues from cubic parking garage increased by 99.0%, from $3.14 million for the six months ended June 30, 2024 to $6.24 million for the six months ended June 30, 2025, which was primary due to two contracts signed before October 2024 were delivered and the revenue recognized in the first half of 2025 due to postponed delivery. Excluding this effect, revenue from this segment was essentially flat year-on-year. (iii) Revenues from maintenance services decreased by $0.12 million, or 66.3%, from $0.18 million for the six months ended June 30, 2024 to $0.06 million for the six months ended June 30, 2025. Revenue from maintenance contracts has not yet been recognized, as the settlement period has not arrived.

Cost of Revenues

Cost of revenues decreased by $20.51 million, or 78.6%, from $26.09 million for the six months ended June 30, 2024 to $5.58 million for the six months ended June 30, 2025 primarily attributable to (i) Our cost of revenues for equipment structural parts decreased by approximately $22.3 million, or 93.3%, from $23.89 million for the six months ended June 30, 204 to $1.59 million for the six months ended June 30, 2025 which was in line with the decrease in equipment structural parts revenues.(ii) Our cost of revenues for cubic parking garage increased by approximately $1.84 million, or 87.4%, from $2.10 million for the six months ended June 30, 2024 to $3.93 million for the six months ended June 30, 2025 which was in line with the increase in cubic parking garage revenues. (iii) Our cost of revenues for maintenance services decreased by approximately $0.05 million, or 47.1%, from $0.10 million for the six months ended June 30, 2024 to $0.05 million for the six months ended June 30, 2025. The decrease was in line with the decrease in revenues from maintenance services.

Gross Profit and Margin

Our gross profit decreased by 1.26 million, or 32.8%, from $3.82 million for the six months ended June 30, 2024 to $2.57 million for the six months ended June 30, 2025. The overall gross profit margin increased from 12.8% to 31.5% during the same period primarily attributable to (i) Gross profit margin of equipment structural parts increased from 10.1% for the six months ended June 30, 2024 to 13.7% for the six months ended June 30, 2025. The increase was a short-term financial effect: as the equipment structural parts business continues to decrease, most of the associated fixed costs have been eliminated, lowering the cost base and temporarily lifting the gross margin. (ii) Gross profit margin of cubic parking garage increased from 33.1% for the six months ended June 30, 2024 to 37.0% for the six months ended June 30, 2025 which was primary due to the decline of the prices of steel. (iii) Gross profit margin of maintenance services decreased from 44.4% for the six months ended June 30, 2024 to 12.7% for the six months ended June 30, 2025, which was primary due to a portion of maintenance revenue has not yet been recognized because the settlement period has not arrived, while certain fixed costs have already been incurred, resulting in a lower gross margin.

Operating Expenses

Operating expenses increased from $1.2 million for the six months ended June 30, 2024 to $1.3 million for the six months ended June 30, 2025, representing a growth of 7.8%. This increase was primarily attributable to the slightly decreases in selling and marketing expense, significantly increased in general and administrative expenses.

	For the six months ended June 30,
	2025		2024		Variance
	US$	%	US$	%	%
	Unaudited
Operating expenses
Selling and marketing expenses	485	0.04	100,999	8.40	(99.52)
General and administrative expenses	1,247,875	96.57	992,425	82.57	25.74
Research and development expenses	43,860	3.39	108,514	9.03	(59.58)
Operating expenses	1,292,220	100.0	1,201,938	100.0	7.51

Selling and marketing expenses

Selling and marketing expenses decreased by $100,514 or 99.52% from $100,999 for the six months ended June 30, 2024 to $485 for the six months ended June 30, 2025. The decrease in business volume for equipment structural parts has led to a corresponding reduction in related marketing expenses, such as sales service fees, travel costs, and business expenses.

General and administrative expenses

General and administrative expenses increased by $0.25 million or 25.74% from $0.99 million for the six months ended June 30, 2024 to $1.25 million for the six months ended June 30, 2025, which was primarily attributable to (i) A strategic increase of $0.62 million in professional fees representing relating to IPO preparation and regulatory compliance. (ii)For the six months ended June 30, 2025, the reduction in management salaries and leasing expenses partially offset the aforementioned increases.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new products, depreciation and other miscellaneous expenses. Research and development expenses decreased by $0.06 million or 59.58% from $0.10 million for the six months ended June 30, 2024 to $0.06 million for the six months ended June 30, 2025. As we continue to develop new products and diversify the product offerings to satisfy customer demand, we expect our research and development expenses to continue to increase in the foreseeable future.

Taxation

Cayman Islands, British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands, British Virgin Islands and Hong Kong, we are not subject to tax on income or capital gains. Cayman Islands, British Virgin Islands, and Hong Kong withholding tax will not be imposed upon payments of dividends to our shareholders.

China Mainland

Dividend Withholding Tax

Generally, dividend income is subject to a withholding tax rate of 10%. However, if a tax treaty between China and another country provides for a lower rate, the treaty rate may be applied.

Corporate Income Tax

The basic corporate income tax rate is 25%. For small and micro-sized enterprises with annual taxable income not exceeding RMB 3 million, the taxable income is uniformly reduced to 25% and is subject to a tax rate of 20%. High-tech enterprises that are key targets of national support are subject to a reduced tax rate of 15%.

Value-Added Tax

Generally, the tax rate is 13% for the sale of goods, processing, repair and maintenance services, tangible movable property leasing services, and imported goods, unless otherwise specified. The tax rate is 9% for the sale of transportation, postal, basic telecommunications, construction, real estate leasing services, sale of real estate, transfer of land use rights, and the sale or import of specific goods such as agricultural products, edible vegetable oils, and edible salt. The tax rate is 6% for the sale of services and intangible assets (except as otherwise provided above). The tax rate is 0% for the export of goods (unless otherwise specified by the State Council), cross-border sales of services and intangible assets within the scope specified by the State Council.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2025 and 2024 as indicated and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the six months ended
	June 30,		Change
	2025	2024	Amount	%
Revenues – Equipment structural parts	$1,840,487	26,584,812	(24,744,325)	(93.1)
Revenues – Cubic parking garage	6,240,539	3,136,189	3,104,350	99.0
Revenues – Maintenance services	60,748	180,149	(119,401)	(66.3)
Revenues – Others	3,483	11,890	(8,407)	(70.7)
Total revenues	8,145,257	29,913,040	(21,767,783)	(72.8)
Cost of Revenues and related tax	5,576,746	26,094,827	(20,518,081)	(78.6)
Gross profit	2,568,511	3,818,213	(1,249,702)	(32.7)

Operating expenses
Selling and marketing expenses	485	100,999	(100,514)	(99.5)
General and administrative expenses	1,247,875	992,425	255,450	25.7
Research and development expenses	43,860	108,514	(64,654)	(59.6)
Total operating expenses	1,292,220	1,201,938	90,282	7.5
Income from operations	1,276,291	2,616,275	(1,339,984)	(51.2)

Other (expenses) income
Interest expense, net	(22,900)	(433,718)	(410,784)	94.7
Other (expenses) income, net	(5,625)	314,947	(320,572)	(101.8)
Total other expenses, net	(28,525)	(118,771)	90,246	76.0
Income before income tax provisions	1,247,766	2,497,504	(1,249,738)	(50.0)
Income tax expenses	(6)	-	(6)	-
Net Income	1,247,760	2,497,504	(1,249,744)	(50.0)

Total other expense, net

Total other expenses, net primarily consists of interest expense, net and other (expense)income, net.

Other (expense)income, net decreased by $320,572 (101.8%) from $314,947 for the six months ended June 30, 2024 to $(5,625) for the six months ended June 30, 2025 which was primarily attributable to a decrease in VAT plus deduction.

Interest expense, net primarily consists of interest expense and interest income. Interest income increased by 8.7% from $212 for the six months ended June 30, 2024 to $195 for the six months ended June 30, 2025. Interest expense decreased by 94.7 from $433,913 for the six months ended June 30, 2024 to $23,112 for the six months ended June 30, 2025 which was primarily attributable to the decreased average loan balances due to new bank loans obtained.

Income taxes expenses

Income taxes expense was $6 in the six months ended June 30, 2025 compared to an income taxes expense of nil for the six months ended June 30, 2024. According to PRC tax regulations, 100% of current year R&D expense approved by the local tax authority may be deducted from tax income for the six months ended June 30, 2025 and 2024. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, Shanghai TD Installation, the Company’s main operating subsidiary in PRC, obtained the “high-tech enterprise” tax status, which reduced its statutory income tax rate to 15%.

Net income

As a result of the foregoing, our net income decreased by $1.25 million, or 50.0%, from $2.50 million for the six months ended June 30, 2024 to $1.25 million for the six months ended June 30, 2024.

Basic and diluted EPS

Basic and diluted EPS were approximately $0.04 per ordinary share for the six months ended June 30, 2025, as compared to $0.08 per ordinary share for the six months ended June 30, 2024, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of June 30, 2025 and December 31, 2024. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report.

	As of
	June 30, 2025	December 31, 2024
Assets
Cash and cash equivalents	$47,495	$28,654
Accounts receivable, net	30,412,552	19,498,525
Other receivables - related parties	-	1,204,797
Other receivables	3,732,256	3,857,418
Prepayments	8,868,278	8,650,189
Inventories, net	3,577,925	1,427,716
Plant and equipment, net	8,607,438	8,904,131
Right-of-use assets, net	-	13,826
Deferred tax assets	190,942	187,392
Land-use rights, net	2,083,056	2,068,275
Intangible assets, net	60,607	11,849
Total assets	$57,580,549	$45,852,772

Liabilities and shareholders’ equity
Short-term bank loans	$8,248,999	$8,624,210
Accounts payable	5,549,108	2,680,301
Accrued expenses and other liabilities	1,747,147	1,139,018
Deposit received	138,811	29,275
Taxes payable	1,483,772	842,332
Other payables - related parties	-	102,820
Lease liabilities-current	-	14,770
Long-term bank loan	2,809,342	2,920,942
Long-term account payable	1,675,154	1,654,129
Total liabilities	$21,652,333	$18,007,797

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents increased from $28,654 as of December 31, 2024 to $47,495 as of June 30, 2025, primarily as a result of net cash of $5.45 million used in operating activities, net cash of $49,429 used in investing activities, and net cash of $4.66 million provided by financing activities.

Accounts receivable, net

The total amount of accounts receivable is the sum of the amounts that the Company has not yet collected after selling goods or providing services. After deducting the amounts that are expected to be uncollectible (i.e., the allowance for doubtful accounts), the actual amount of accounts receivable that can be collected is referred to as the accounts receivable, net. As compared with the balance as of December 31, 2024, the accounts receivable, net increased by 56.0% to $30.41 million as of June 30, 2025. The increase in the balance as of June 30, 2025 was caused by delayed collection from customers.

Other receivables

Other receivables mainly consist of bid bonds, deposits, and various advances to be collected from employees. Our other receivable decreased by 3.2% from $3.86 million as of December 31, 2024 to $3.73 million as of June 30, 2025, mainly due to daily payment to employees.

Prepayments

Prepayments refer to the payments that the Company makes in advance to suppliers or service providers, as stipulated in the contract, to ensure the supply of raw materials, goods, or services. Our prepayment increased by 5.7% from $8.65 million as of December 31, 2024 to $8.86 million as of June 30, 2025 mainly due to daily prepayment to suppliers.

Short-term bank loans

Short-term bank loans refer to loans that the Company borrow from banks in China with a term of one year or less (including one year). These loans are mainly used to meet the short-term capital needs of the Company, such as supplementing working capital, paying short-term debts, or supporting daily operational activities. As of June 30, 2025 and December 31, 2024, we had outstanding short-term bank loans of $8.25 million and $8.62 million due to some of the loans had not yet matured and remained unpaid.

Accounts payable

Accounts payable refers to the amounts that the Company owes to the suppliers for the purchase of materials, goods, or the receipt of services. It is a short-term liability of the Company. The balance as of June 30, 2025 was $5.55 million, an increase of $2.87 million, or 107.0%, from the balance as of December 31, 2024. The increase corresponded to some of payments of raw materials had not yet matured and remained unpaid during the first half of the year.

B. Liquidity and Capital Resources.

We fund our operations primarily through operating cash flow and, where necessary, bank loans. We plan to support our future operations primarily from cash flows from operating activities and cash on hand.

Almost all of our business is conducted in China, and all of our income, expenses, cash and cash equivalents are denominated in RMB, which is not freely convertible into foreign currency. All foreign exchange transactions are conducted through People’s Bank of China or other banks authorized to buy and sell foreign exchange at the People’s Bank of China published exchange rate. When People’s Bank of China or other regulatory authorities approve foreign currency payments, payment application forms, supplier invoices, shipping documents, and signed contracts are required. These foreign exchange control procedures imposed by the Chinese government authorities may limit the ability of our PRC operating entities to transfer their net assets to us through loans, advances or cash dividends. In addition, as an offshore holding company with a Chinese entity, we can only transfer funds to or fund our Chinese operating entity through loans or capital contributions. Any capital contributions or loans we make to operating entities in China, including proceeds from this offering, are subject to PRC regulations and approvals.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2025, we had cash and cash equivalents of approximately $47,495. Our current assets were approximately $46.64 million, and our current liabilities were approximately $17.17 million, which resulted in a working capital of $29.47 million. Our operating cash outflow was $5.45 million for the six months ended June 30, 2025. Historically, our working capital comes primarily from operations, bank loans, customer advances and shareholder contributions. Our working capital are affected by operational efficiency, the number and dollar value of revenue contracts, the progress or execution of customer contracts, and the timing of accounts receivable collection. Our management believes that current levels of cash and operating cash flow will be sufficient to meet our anticipated cash requirements for at least the next 12 months as of the date of this report. However, we may require additional cash resources if we experience changing business conditions or other developments, and we may also require additional cash resources if we wish to pursue opportunities for investments, acquisitions, strategic partnerships or other similar actions. If we determine that our cash needs exceed the amount of cash we have on hand, we may seek to issue debt or equity securities or obtain credit facilities.

Cash Flows

	For the Six Months Ended June 30,
	2025	2024
Net cash (used in) provided by operating activities	$(5,451,079)	$114,250
Net cash used in investing activities	-	(4,416)
Net cash provided by (used in) financing activities	4,657,078	(1,118,765)
Effect of exchange rates on cash and cash equivalents	812,843	528,459
Net increase (decrease) in cash and cash equivalents	18,841	(480,473)
Cash and cash equivalents, beginning of period	28,654	499,745
Cash and cash equivalents, end of period	$47,495	$19,272

Operating activities

Net cash used in operating activities was $5,451,079 for the ended June 30, 2025, mainly derived from a net income of $1,247,760 for the period, and net changes in our operating assets and liabilities, which mainly included an increase in (a) accounts receivable balance of $9,502,813 mainly due to the fact that Shanghai TD Manufacturing’s accounts receivable increased significantly in 2025, (b) Other receivables-related parties balance of $234,616, (c) accounts payable balance of $4,199,054, (d) Accrued liabilities and other payables balance of $1,904,880, (e) Other receivables balance of $1,211,974, and (e) inventories balance of $2,090,726. Higher prepayments also resulted in higher net cash used in operating activities. Other receivables of Shanghai TD Manufacturing increased significantly in 2025. Accounts payable of Zhejiang Huachen Technology and Zhejiang TD Parking increased significantly.

Net cash provided by operating activities was $114,250 for the ended June 30, 2024, mainly derived from a net income of $2,497,504 for the period, and net changes in our operating assets and liabilities, which mainly included an increase in (a) accounts receivable balance of $7,789,903 mainly due to the fact that Zhejiang Huachen Technology’s accounts receivable increased significantly in 2024, (b) Other receivables-related parties balance of $5,320,208, (c) accounts payable balance of $7,226,428, (d) Accrued liabilities and other payables balance of $1,767,057, (e) Other receivables balance of $1,118,164, and (e) contract liabilities balance of $2,087,048. Higher prepayments also resulted in higher net cash used in operating activities. The increase was partially offset by a decrease in inventories of $256,201. Other receivables of Shanghai TD Manufacturing increased significantly in 2024. Accounts payable of Zhejiang Huachen Technology and Zhejiang TD Parking increased significantly.

Investing activities

There is no investing activities for the six months ended June 30, 2025. Net cash used in investing activities were approximately $4,416 for the six months ended June 30, 2024. Cash used in investing activities was due to purchase of plant and equipment of approximately $4,416 during the six months ended June 30, 2024.

Financing activities

Net cash provided by financing activities was approximately $4,657,078 for the six months ended June 30, 2025, proceeds from issuance of common stock of approximately $5,353,931. Repayments of short-term loans – bank of approximately $696,853. Net cash used in financing activities was approximately $1,118,765 million for the six months ended June 30, 2024 repayments of a short-term bank loan of approximately $1,118,765.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company – D. Property, Plant and Equipment – Intellectual Property.”

D. Trend Information.

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Critical Accounting Estimates.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and cash equivalents

We consider cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Lease

From January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2024.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

As of June 30, 2025 and December 31, 2024, there were approximately $nil and $13,826 right of use (“ROU”) assets and approximately $nil million and $14,770 lease liabilities respectively based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that 6.2% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Revenue recognition

We generate our revenues primarily through sales of products. We early adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on our unaudited condensed consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary.

ASC 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way we record our revenue.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2025 and 2024. As of June 30, 2025, the tax years ended December 31, 2015 through June 30, 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In May 2025, the FASB issued ASU No. 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments revise the ASC Master Glossary definition of the term performance condition for share-based consideration payable to a customer, incorporating conditions that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor, and performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers. For awards with service conditions, the amendments of the ASU eliminate the policy election permitting a grantor to account for forfeitures as they occur; thus, a grantor will be required to estimate the number of expected forfeitures when measuring share-based consideration payable to a customer. The ASU clarifies that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor. The ASU also clarifies that a grantor should not apply the guidance in Topic 606 on constraining estimates of variable consideration to share-based consideration payable to a customer; only to assess the probability that an award will vest using the guidance in Topic 718. The ASU is effective for all entities for fiscal years beginning after December 15, 2026. The Company plans to adopt this guidance effective January 1, 2027, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In May 2025, the FASB issued No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. This ASU was issued to revise current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity (VIE) that meets the definition of a business. The amendments of the ASU require that an entity involved in this type of transaction consider the same factors currently required for determining which entity is the accounting acquirer in other acquisition transactions, as provided in ASC 805-10-55-12 through 55-15. The ASU is effective for all entities for fiscal years beginning after December 15, 2026. The Company plans to adopt this guidance effective January 1, 2027. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In March 2025, the FASB issued No. 2025-02, Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. This ASU was issued pursuant to SEC Staff Accounting Bulletin No. 122, which rescinds the interpretive guidance included in Section FF of Topic 5 in the Staff Accounting Bulletin Series entitled Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users. This ASU has no impact on non-PBEs. The amendments in this update are effective for fiscal years beginning after December 15, 2024. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The ASU requires Public Business Entities (PBEs) to make detailed disclosure of relevant expense captions presented on the face of the income statement within continuing operations into specified categories in the notes to financial statements within a new tabular disclosure requirement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Holding Company Structure

Huachen Cayman is a holding company with no material operation. The Operating Subsidiaries conduct operations in China. Huachen Cayman may rely on dividends to be paid by the PRC subsidiaries to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt it may incur and to pay its operating expenses. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to Huachen Cayman.

Inflation

Inflation does not materially affect our business or the results of our operations.